Exhibit 99.1

Springview Holdings Receives Nasdaq Notification Regarding Minimum Bid Requirement

Singapore – April 29, 2025 – Springview Holdings Ltd (Nasdaq: SPHL) (“Springview Holdings”, or the “Company”), a company which designs and constructs residential and commercial buildings in Singapore with an operating history dating back to 2002, today announced that on April 25, 2025, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days from March 13, 2025 to April 24, 2025. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “SPHL”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 22, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement within 180 calendar days or by October 22, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of its ordinary shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL) designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one-stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com